UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikroli (W)

Mumbai 400 079, India

+91-22-6826-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                 Form 40-F  ☐

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No. 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333- 249577).

Other Events

At the annual general meeting of shareholders (“AGM”) held on September 21, 2023:

The following resolutions, which were set forth in the notice of AGM dated August 17, 2023, were duly approved and passed by the shareholders of the Company:

1.	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2023, together with the auditors’ report;

2.

Re-appointment of Grant Thornton Bharat LLP as the independent auditors of the Company until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024;

3.	Approval of auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2024;

4.	Re-election of Mr. Keshav R. Murugesh as Class II Director of the Company;

5.	Re-election of Ms. Diane de Saint Victor as Class II Director of the Company;

6.	Re-election of Mr. Keith Haviland as Class II Director of the Company;

7.

Approval of Directors’ remuneration and other benefits for the period from the AGM until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024; and

8.

To authorize the purchase of 3.3 million ADSs, effective from October 1, 2023 to March 31, 2027 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased).

Please refer to Annexure I below for details of the voting results.

Annexure I:

Annual General Meeting, Thursday, September 21, 2023

Voting results per resolution

Total number of outstanding ordinary shares as of the record date, August 17, 2023: 478,168,116

Total number of votes cast: 36,548,556, representing 77.4857 % of total number of outstanding ordinary shares

		For		Against		Abstain
Resolution Number	Adopted/ Rejected	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)	Number of votes	Percentage of total votes cast (%)
1	Adopted	35,965,120	98.4036	1208	0.0033	582,238	1.5931
2	Adopted	36,252,696	99.1905	205,889	0.5633	89,981	0.2462
3	Adopted	36,447,779	99.7242	4,300	0.0118	96,487	0.2640
4	Adopted	36,320,492	99.3760	212,095	0.5803	15,979	0.0437
5	Adopted	36,510,112	99.8948	22,475	0.0615	15,979	0.0437
6	Adopted	36,114,420	98.8121	400,741	1.0965	33,405	0.0914
7	Adopted	36,315,909	99.3634	8,779	0.0240	223,878	0.6125
8	Adopted	25,553,285	69.9160	10,387,166	28.4202	608,115	1.6639

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2023

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	General Counsel